------                                              ---------------------------
FORM 4                                                      OMB APPROVAL
------                                              ---------------------------
[ ] CHECK THIS BOX IF NO                            OMB Number:       3235-0287
    LONGER SUBJECT TO                               Expires: September 30, 1998
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response..... 0.5
    MAY CONTINUE. SEE                               ---------------------------
    INSTRUCTION 1(b).

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Way           Stephen             L.          HCC INSURANCE HOLDINGS, INC. (HCC)            to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
    13403 Northwest Freeway                       Person (Voluntary)         October, 2001      ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,        Chief Executive Officer
    Houston          TX              77040        --------------------       Date of Original     Chairman of the Board
---------------------------------------------                                (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X  Form filed by One Reporting
                                                                                                 --- Person
                                                                                                     Form filed by More than One
                                                                                                 --- Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
    Common Stock               10/11/01       M           150,000   A      $16.50
------------------------------------------------------------------------------------------------------------------------------------
    Common Stock               10/11/01       M           200,000   A      $16.3750
------------------------------------------------------------------------------------------------------------------------------------
    Common Stock               10/11/01       D           350,000   D      $27.9432        3,571,027          D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
(Print or Type Responses)                                                                                                Page 1 of 3
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date     Expira-           Amount or
                                                    -------------------------- Exer-    tion      Title   Number of
                                                    Code  V     (A)     (D)    cisable  Date              Shares
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase             $7.70                                           Note 1   06/20/05  Common    16,000
(Note 1)                                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase            $22.50                                          01/02/98  01/02/07  Common   387,500
(Note 2)                                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase            $16.50    10/11/01     M               150,000   Note 3   01/07/08  Common   450,000
(Note 3)                                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase            $17.75                                          12/31/98  12/31/04  Common    75,000
(Note 4)                                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase           $16.375    10/11/01     M               200,000  02/12/99  02/12/05  Common   200,000
(Note 4)                                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase          $12.0625                                           Note 5   01/05/06  Common   600,000
(Note 5)                                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase          $12.0625                                          01/05/00  01/05/05  Common    75,000
(Note 4)                                                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------

9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------
          0                    D
-------------------------------------------------------------------------------------------------------
    387,500                    D
-------------------------------------------------------------------------------------------------------
          0                    D
-------------------------------------------------------------------------------------------------------
          0                    D
-------------------------------------------------------------------------------------------------------
          0                    D
-------------------------------------------------------------------------------------------------------
    400,000                    D
-------------------------------------------------------------------------------------------------------
          0                    D
-------------------------------------------------------------------------------------------------------
Explanation of Responses: SEE ATTACHMENT
                                                                                            Stephen L. Way

                                                                                      By:  /s/ Stephen L. Way               10/11/01
**Intentional misstatements or omissions of facts constitute Federal Criminal             -----------------------------   ----------
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                   **Signature of Reporting Person    Date
                                                                                          Christopher L. Martin,
                                                                                          Attorney in Fact
Note: File three copies of this Form, one of which must be manually signed.                                              Page 2 of 3
      If space is insufficient, see Instruction 6 for procedure.                                                     SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                              ATTACHMENT TO FORM 4

Item 1:    Way, Stephen L.
           13403 Northwest Freeway
           Houston, TX 77040

Item 2:    HCC Insurance Holdings, Inc. (HCC)

Item 4:    October, 2001


                                    Table II
                            EXPLANATION OF RESPONSES

Note 1. Option to Purchase granted pursuant to 1995 Flexible Incentive Plan. The options vest over a 60-month period, the aggregate number of shares purchasable as follows: 6/20/96 - 1,600; 6/20/97 - 4,000;
           6/20/98 - 7,200; 6/20/99 - 11,200; 6/20/00 - 16,000.

Note 2.    Option to Purchase granted pursuant to 1995 Flexible Incentive Plan.

Note 3. Option to Purchase granted pursuant to 1997 Flexible Incentive Plan. The options vest over a 12-month period, the aggregate number of shares purchasable as follows: 1/7/98 - 300,000; 12/31/98 - 450,000

Note 4.    Option to Purchase granted pursuant to 1997 Flexible Incentive Plan.

Note 5. Option to Purchase granted pursuant to 1997 Flexible Incentive Plan. The options vest over a 3 year period, the aggregate number of shares purchasable as follows: 1/1/01 - 200,000; 1/1/02 - 400,000; 1/1/03
           600,000.




                                                                     Page 3 of 3